Exhibit (a) (5)

SUPREME COURT OF THE STATE OF NEW YORK
NEW YORK COUNTY

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FREEPORT PARTNERS, LLC, on behalf of itself and all others similarly situated,		Index No. 601733/04 Date Purchased Jun 08, 2004

Plaintiff,		Plaintiff designates New York County as the place of trial.

-against-		The basis of venue is:
Residence of Arthur J. Reimers
JOHN J. ARLOTTA, ROBERT H. FISH, ARTHUR J. REIMERS, JAMES H. BLOEM, JAMES D. DONDERO, JAMES E. DALTON, JR., PHYLLIS R. YALE, PHILIP P. GERBINO AND NEIGHBORCARE INC.,		Summons Defendant’s Reimer’s residence is in New York County

Defendants

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TO THE ABOVE NAMED DEFENDANTS:

     YOU ARE HEREBY SUMMONED to answer the complaint in this action and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance, on the plaintiff’s attorney(s) within twenty days after the service of this summons, exclusive of the day of service (or within thirty days after the service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the complaint.

Dated: New York, New York

June 7, 2004

NEW YORK

COUNTY CLERK’S OFFICE

JUN 08 2004

NOT COMPARED

WITH COPY FILED

PASKOWITZ & ASSOCIATES
By: /s/ Laurence D. Paskowitz
Laurence D. Paskowitz
60 East 42nd Street–46th Floor New York, New York 10165 (212) 685-0969 (tel.) (212) 685-2306 (fax)

and
ROY JACOBS & ASSOCIATES 60 East 42nd Street 46th Floor New York, New York 10165 212-867-1156 212-504-8343 (Fax)

Defendants’ Addresses:

NEIGHBORCARE, INC.
601 East Pratt Street
Baltimore, MD 21202

JOHN J. ARLOTTA
601 East Pratt Street
Baltimore, MD 21202

ROBERT H. FISH
601 East Pratt Street
Baltimore, MD 21202

ARTHUR J. REIMERS
601 East Pratt Street
Baltimore, MD 21202

JAMES H. BLOEM
601 East Pratt Street
Baltimore, MD 21202

JAMES D. DONDERO
601 East Pratt Street
Baltimore, MD 21202

JAMES E. DALTON, JR.
601 East Pratt Street
Baltimore, MD 21202

2

PHYLLIS R. YALE
601 East Pratt Street
Baltimore, MD 21202

PHILIP P. GERBINO
601 East Pratt Street
Baltimore, MD 21202

3

SUPREME COURT OF THE STATE OF NEW YORK
NEW YORK COUNTY

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FREEPORT PARTNERS, LLC, on behalf of itself and all others similarly situated,		Index No. 601733/04

Plaintiff,		CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

-against-

JOHN J. ARLOTTA, ROBERT H. FISH, ARTHUR J. REIMERS, JAMES H. BLOEM, JAMES D. DONDERO, JAMES E. DALTON, JR., PHYLLIS R. YALE, PHILIP P. GERBINO AND NEIGHBORCARE INC.,

Defendants.

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     1. Plaintiff as and for its class action complaint, alleges upon personal knowledge as to itself and its own acts, and upon information and belief derived from, inter alia, a review of documents filed with the Securities and Exchange Commission and publicly available news sources, such as newspaper articles, as to all other matters, as follows:

NATURE OF THE ACTION

     2. This is a stockholder class action brought by plaintiff on behalf of the holders of NeighborCare Inc. (“NeighborCare” or the “Company”) common stock against NeighborCare and its directors for breach of the directors’ fiduciary duties arising out of the unconscionable refusal to negotiate and consider offers made by Omnicare Inc. to acquire NeighborCare so as to obtain the highest price possible for the shares held by the NeighborCare public shareholders.

PARTIES

     3. Plaintiff has owned shares of NeighborCare common stock at all relevant times and continues to own such shares.

     4. Defendant NeighborCare is a Pennsylvania corporation with its principal place of business at 601 East Pratt Street, Baltimore Md. 21202. NeighborCare, formerly Genesis Health Ventures, Inc., is a provider of institutional pharmacy services in the United States. As of September 30, 2003, the Company provided pharmacy services for approximately 246,000 beds in long-term care facilities in 32 states, including New York State and the District of Columbia. Its pharmacy operations consist of 62 institutional pharmacies, 32 community-based professional retail pharmacies and 20 on-site pharmacies, which are located in customers’ facilities and serve only customers of that facility. In addition, NeighborCare operates 16 home infusion, respiratory and medical equipment distribution centers. Prior to December 1, 2003, the Company’s business also included the operations of Genesis HealthCare Corporation (GHC). On December 1, 2003, the Company completed the distribution of the common stock of GHC.

     5. Defendant John J. Arlotta is the Chairman, President and Chief Executive Officer and a director. He beneficially owns over 296,000 shares of NeighborCare stock.

     6. Defendant Robert H. Fish is the former Chairman and Chief Executive Officer. He beneficially owned over 399,000 shares of NeighborCare stock.

     7. Defendant Arthur J. Reimers has been a director since 2003 and is an independent financial consultant, and a long time Managing Director of Goldman Sachs & Co., NeighborCare’s investment advisor. Goldman Sachs owns over 3.4 million shares of NeighborCare stock.

     8. Defendant James H. Bloem has been a director of NeighborCare since 2001, and is senior Vice President and Chief Financial Officer of Humana Inc., a health benefits company.

     9. Defendant James D. Dondero is a director and President of Highland Capital Management LP. He and Highland beneficially own over 5,245,000 shares of NeighborCare stock.

     10. Defendant Phyllis R. Yale is a director since 2003 and works as a consultant.

     11. Defendant James E. Dalton, Jr. is a director since 2001 and President of Edinburgh Associates. He beneficially owns over 46,000 shares of NeighborCare stock.

     12. Defendant Philip P. Gerbino is a director since 2000, and the President of the University of the Sciences, a school of pharmacy.

     13. The defendants identified in paragraphs 5 through 12 collectively constitute the entirety of NeighborCare’s board of directors. They are hereinafter referred to collectively as the “Director Defendants.”

     14. By virtue of their positions as directors, and where applicable, officers of NeighborCare by their exercise control over the business and corporate affairs of NeighborCare, the Director Defendants have, and at all relevant times had, the power to control and influence and did control and influence and cause NeighborCare to engage in the acts complained of herein. Each Director Defendant owed and owes NeighborCare and its shareholders fiduciary obligations and were and are required by law to: (1) use their ability to control and manage NeighborCare in a fair, just and equitable manner; (2) act in furtherance of the best interests of NeighborCare and its shareholders; (3) act to maximize shareholder value in connection with any change in ownership and control; (4) govern NeighborCare in such a manner as to heed the expressed views of its public shareholders; (5) refrain from abusing their positions of control; and (6) not to favor their own interests at the expense of NeighborCare and its public shareholders.

     15. Each defendant herein is sued individually and/or as an aidor and abettor. The Director Defendants are also sued in their capacity as directors and/or officers of NeighborCare. The liability of each defendant arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

     16. Jurisdiction is proper pursuant to CPLR 302(a)(3) over the defendants here because they have committed and continue to commit tortious acts outside the state which have caused and continue to cause injury to plaintiff within the state.

CLASS ACTION ALLEGATIONS

     17. Plaintiff brings this action as a class action pursuant to CPLR Article 9 on behalf of all NeighborCare common stock holders. Excluded from the Class are defendants, members of the immediate families of the defendants, their heirs and assigns, and those in privity with them.

     18. The members of the Class are so numerous that joinder of all of them would be impracticable. While the exact number of Class members is unknown to plaintiff, and can be ascertained only through appropriate discovery, plaintiff believes there are many thousands of Class members. NeighborCare has over 43 million shares of common stock outstanding.

     19. Plaintiff’s claims are typical of the claims of the Class, since plaintiff and the other members of the Class have and will sustain damages arising out of defendants’ breaches of their fiduciary duties. Plaintiff does not have any interests that are adverse or antagonistic to those of the Class. Plaintiff will fairly and adequately protect the interests of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

     20. There are questions of law and fact common to the members of the Class that predominate over any questions which, if they exist, may affect individual class members. The predominant questions of law and fact include, among others, whether:

     21. The defendants have and are breaching their fiduciary duties to the detriment of NeighborCare’s shareholders;

     22. The Class has been damaged and the extent to which members of the Class have sustained damages, and what is the proper measure of those damages.

     23. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Further, as individual damages may be relatively small for most members of the Class, the burden and expense of prosecuting litigation of this nature makes it unlikely that members of the Class would prosecute individual actions. Plaintiff anticipates no difficulty in the management of this action as a class action. Further, the prosecution of separate actions by individual members of the class would create a risk of inconsistent or varying results, which may establish incompatible standards of conduct for defendants.

SUBSTANTIVE ALLEGATIONS

     24. On March 30, 2004, Joel F. Gemunder, President and Chief Executive Officer of Omnicare sent a letter to John Arlotta, Chairman and Chief Executive Officer of NeighborCare. The letter stated:

It was a pleasure speaking with you again yesterday. I was very pleased to hear you will be discussing our proposal with NeighborCare’s Board at its next meeting in mid-April. In light of that board meeting, I thought it would be helpful to provide you with some specifics about our proposal to combine NeighborCare and Omnicare.

Based upon our knowledge of NeighborCare from publicly available information, Omnicare is prepared to acquire NeighborCare for $30.00 per share, which would be payable in a combination of cash and Omnicare common stock. This price represents a 23.6% premium to NeighborCare’s closing share price of $24.27 today. If, however, you or the NeighborCare Board has a different view on the form of consideration to be paid in the proposed transaction, we are open to discussing this matter, as well as any other matter relating to a proposed combination of the two companies, with you.

As we discussed at dinner a few weeks ago, our proposal to combine NeighborCare and Omnicare presents an excellent opportunity for NeighborCare shareholders to realize a substantial return on their investment and to participate in the upside of an ownership stake in what would be the premier institutional pharmacy company. Given these significant benefits, we believe that NeighborCare and Omnicare shareholders would applaud such a transaction. Also, our Board of Directors has authorized this proposal and fully supports a combination of NeighborCare and Omnicare.

As I mentioned to you during dinner, John, I have a great deal of respect for your professional accomplishments, and I know that there are a number of outstanding executives at NeighborCare. We believe that, taken together, the management talent resident in our two companies will be essential to the success of the combined company and will help lead us into the future.

I believe that our proposal to combine NeighborCare and Omnicare presents an excellent opportunity for both companies and their shareholders to realize substantial benefits. I hope that you and the NeighborCare Board share this vision.

I want to emphasize to you and the NeighborCare Board our seriousness about this proposal and our commitment to a combination of NeighborCare and Omnicare. We are prepared to meet with you at your earliest convenience to see if we can negotiate the terms of a mutually acceptable transaction. We will commit the resources necessary, together with our outside advisors, to proceed expeditiously and are convinced that we could reach agreement on the material terms of a transaction quickly. We also have, together with our outside counsel, analyzed the required regulatory approvals and are confident that all necessary approvals can be obtained in a timely fashion.

We are sending this letter, and would be meeting with you, on the basis that this letter and its contents, as well as all of our discussions, remain confidential. Obviously our proposal is subject to the completion of customary due diligence and the negotiation and the execution of a mutually satisfactory definitive agreement. If you have any questions or would like me to clarify any aspect of our proposal, please do not hesitate to call me at (859) 392-3305. I look forward to hearing from you soon.

     25. On April 20, 2004, defendant Arlotta responded to Omnicare by letter as follows:

This will respond to your letter of March 30, which the Board of Directors of NeighborCare has reviewed carefully.

The Board is unanimous in concluding that your proposal is opportunistic and not in the best interests of NeighborCare. Accordingly, we have no interest in pursuing a transaction, nor in any further discussion of the matter. The Board has great confidence in NeighborCare’s new leadership team and strong, post-spin-off business plan, which is in its initial stages.

We have no doubt that aggressively executing on the business plan is the best course for our company, its shareholders and other constituencies. Pursuing your proposal would be counterproductive for your company, as well as for ours.

     26. On May 24, 2004, Gemunder sent the following letter to defendant Arlotta:

As we discussed in early March, and as set forth in my letter to you dated March 30, 2004, we believe that a combination of Omnicare and NeighborCare is compelling and will provide substantial benefits to both companies’ shareholders and other interested constituencies. We are, however, disappointed by your rejection of our offer to acquire NeighborCare and your Board’s unwillingness to engage in any further discussion of the matter.

For this reason, Omnicare is making public its offer to acquire all of the outstanding shares of NeighborCare common stock for $30.00 per share in cash. This offer represents a 70% premium to NeighborCare’s closing share price of $17.67 on May 21, 2004. As we have discussed before, if you or the NeighborCare Board have a different view on the form of consideration or other aspects of our offer, we are willing to discuss this, as well as any other matter relating to a proposed combination of Omnicare and NeighborCare, with you.

We continue to believe that a combination of Omnicare and NeighborCare makes compelling business sense for all of NeighborCare’s shareholders and other constituencies. It also provides a unique opportunity for your shareholders to realize maximum value immediately for their shares. The combination of Omnicare and NeighborCare would result in the creation of a premier institutional pharmacy company and position the combined company to provide valuable benefits to all of its constituencies. I would welcome the opportunity to discuss further with you the substantial benefits of our offer.

Considering these substantial benefits, we are confident that, given the opportunity, NeighborCare’s shareholders and other constituents will enthusiastically support our offer. Omnicare’s Board fully supports this offer and no further corporate action on our part is required to consummate this transaction. We have obtained commitments for financing that are sufficient to consummate the transaction.

It is our strong preference to work together with the NeighborCare Board to reach a mutually agreeable transaction. We and our advisors are available to meet with you and your advisors as soon as possible to discuss the terms of our offer and to negotiate a definitive agreement.

We are confident that you and your Board will recognize the substantial benefits of our offer and decide to discuss this matter with us. We believe that we can work together with you to quickly close a transaction.

     27. On May 24, 2004, it was publicly reported that that NeighborCare received a letter from Omnicare proposing the purchase all of the outstanding shares of NeighborCare for $30 per share in cash from Omnicare. It was also revealed that NeighborCare’s Board of Directors had previously rejected a similar Omnicare proposal, but claimed that it would review this latest proposal. It was also announced that Goldman, Sachs & Co. and Wachtell Lipton Rosen & Katz had been retained by NeighborCare to assist the Board.

     28. Later on May 24, 2004, Omnicare publicly announced that it had communicated its $30-a-share cash offer in a letter to NeighborCare after initially being rebuffed by the Company’s Board in early March, 2004. NeighborCare’s stock which had closed at $17.16 on May 21, 2004, rose 58.3% on this news.

     29. On May 25, 2004, defendant Arlotta responded to Omnicare as follows:

This will respond to your letter of May 24, 2004 in which you repeated your unsolicited $30 per share acquisition proposal from March 30. As we stated in our letter of April 20, the NeighborCare Board is unanimously of the view that your proposal is blatantly opportunistic and not in the best interests of NeighborCare, its shareholders and its other constituencies. We had no interest then, and we have no interest now, in pursuing a transaction, nor in any further discussion of the matter.

As you know, we are just emerging from a major strategic restructuring that resulted in the separation of our nursing home business, a new leadership team and a new, fully independent approach to the institutional pharmacy market. We are in the early stages of a new business plan that will leverage these very significant changes as well as important new initiatives that we have recently announced in automation. Our efforts are quickly reducing costs and achieving success with customers.

The Board has great confidence in the Company’s business plan and our new leadership, and we have no doubt that aggressively executing on that business plan is the best course for our company.

Accordingly, we see your proposal as nothing more than a cynical attempt to seize for Omnicare the long-term value and success of our great company, which rightly belongs to NeighborCare’s shareholders and other constituencies.

We intend to continue to compete in the marketplace and to provide superior service and value to our customers. We are confident that this course is best for our company, its shareholders and other constituencies. Both the Board and I have been unwavering on this point since you first raised the idea in late February. Pursuing your proposal would be counter-productive for your company, as well as for ours.

     30. Also on May 25, 2004, NeighborCare publicly announced that its Board of Directors had unanimously rejected the Omnicare $1.35 billion takeover proposal. NeighborCare said the offer was substantially similar to a previous proposal it had rejected in April from Omnicare. It called Omnicare’s offer “blatantly opportunistic,” and not in the best interest of NeighborCare or its shareholders. Omnicare had offered on May 24, 2004, to buy NeighborCare for $30 per share in cash, which was a 70 percent premium over NeighborCare’s closing price on May 21, 2004.

     31. On June 3, 2004, Omnicare sent a letter to the members of the NeighborCare Board announcing the commencement of a tender offer and stating in part:

We want to inform you that Omnicare, Inc. intends to commence a tender offer to purchase all of the outstanding shares of NeighborCare, Inc. common stock for $30.00 per share in cash. The combination of Omnicare and NeighborCare is too compelling to ignore, and our two companies are a strong strategic fit. We believe that the combination of Omnicare and NeighborCare will create a premier institutional pharmacy company.

We are disappointed that you have rejected our recent proposals to combine Omnicare and NeighborCare and are unwilling to even discuss a potential transaction. Given the obvious benefits of our offer to NeighborCare’s shareholders and other constituencies, we would like to emphasize some important points:

This is a premium offer for shareholders and other constituents. As you must know, our offer for all of NeighborCare’s shares simply cannot be characterized as “opportunistic.” It is, on the contrary, an opportunity for your shareholders to realize a 70% premium to where NeighborCare was trading prior to our offer. Our offer represents an opportunity to create a stronger company with greater resources to provide quality care and expanded services for customers. The combined company will have a dynamic presence in the healthcare services sector and we recognize that fast growing companies like ours are continually looking for good management talent. Omnicare always has a place for good people. Your decision to reject our offer has prevented your shareholders and other constituents from taking advantage of these benefits.

The market reaction to NeighborCare’s second-quarter results and future business plan was clearly negative. Widespread concern about NeighborCare’s performance and prospects after the announcement resulted in four of five analysts reducing their 2004 full-year NeighborCare EPS projections, and in a drop in analysts’ 12-month median price target on NeighborCare’s stock from $26 to $23. NeighborCare’s Board and shareholders may want to ask how long does one have to wait for premium value, when Mr. Arlotta recently stated in an interview that “We feel the greatest value is still three to five years down the road.”

Indeed, management’s long-term plan for stand-alone value creation appears to require extremely aggressive assumptions in order to generate shareholder value comparable to the $30 per share in cash that Omnicare is offering today.

Based on NeighborCare’s share price of $17.67 on May 21, the last trading day prior to Omnicare’s public offer, NeighborCare’s EPS would need to grow at approximately 45% per annum, or more than 100%, for the next two years, to deliver the equivalent of $30 per share today, on a present value basis and at current multiples. There are no analyst projections today that approach this level of growth. Attempting to achieve this $30 value over time would subject shareholders to market risk and execution risk, since by management’s own admission, much of the company’s future growth is expected to come largely from cost improvement initiatives, some of which are not expected to be achieved until 2006.

Omnicare pays fair price for fair value. We are mystified by the characterization of Omnicare’s approach as a “cynical attempt to seize” NeighborCare’s long term value and success, when the Board is well aware that Omnicare’s March 30 letter indicated that our $30 offer “would be payable in a combination of cash and Omnicare common stock.” We again indicated on May 25 that we are willing to sit down with the NeighborCare Board to discuss all aspects of our compelling offer.

Our all-cash $30 per share offer provides immediate certainty of value. It represents not only a 70% premium to where NeighborCare was trading prior to our offer, but also a 40% premium over the 30-day trading average prior to the announcement of our offer, a 30% premium to Wall Street’s consensus target prices for NeighborCare’s stock over the next 12 months and is $4.00 more than NeighborCare’s previous all-time high. Despite the recent significant drop in NeighborCare’s share price, Omnicare announced on May 24 that we would continue to offer $30 per share for all of NeighborCare’s outstanding shares, while also providing the certainty of all-cash consideration.

The market’s favorable reaction to Omnicare’s offer is exceptional. We are convinced that there is extensive third-party support in the financial community for this combination, and most importantly, your own shareholders are expressing their support for this transaction. Furthermore, in an extraordinary vote of confidence, Omnicare’s stock has risen over 9% since the announcement of our offer. Omnicare has successfully integrated more than 100 acquisitions over the past 15 years, and has delivered on the expected benefits to our shareholders.

We do not understand your statement that our call to negotiate is somehow counter-productive, and we are surprised at your unwillingness to even discuss our offer. We are confident that, given the opportunity, NeighborCare’s shareholders and other constituents will enthusiastically support our offer. If, as you say, you are committed to “the best course for your company,” we stand ready to discuss all aspects of our offer.

     32. On June 4, 2004, Omnicare announced the commencement of a $1.35 billion hostile bid to acquire NeighborCare after NeighborCare rejected two previous proposals. Omnicare late on Thursday said it would bypass NeighborCare’s management and take its $30 a share takeover proposal directly to stockholders in a move to create a premier institutional pharmacy company serving 1.3 million beds in nursing homes and other long-term care facilities. Omnicare said the offer marked a 70-percent premium over NeighborCare stock price at the time it was first publicly announced on May 24. The tender offer is scheduled to expire on July 7. The total value of the deal, including debt, is $1.5 billion.

CAUSE OF ACTION

     33. Plaintiff reasserts and realleges the allegations contained in paragraphs 1 through 32 as they had been set forth in full herein.

     34. By failing to negotiate with Omnicare the Board of Directors board has refused to investigate, discuss or fairly consider maximizing the value of NeighborCare for its shareholders, and to obtain for them the highest value for their shares.

     35. By summarily shutting down discussions and by refusing to consider Omnicare’s offer, NeighborCare refused to even determine if additional consideration could be obtained.

     36. The Director Defendants summary rejection of Omnicare’s offer is not the result of a full, careful, considered and fair investigation, nor the result of a bidding process or active market check. Rather, the Director Defendants shut down the process by failing even to determine what could be obtained for NeighborCare.

     37. The Individual Defendants have failed to make an informed decision to date to maximize shareholder value.

     38. The Individual Defendants have violated the fiduciary duties they owe to the shareholders of NeighborCare. The summary conduct by the Director Defendants demonstrates a clear absence of the exercise of due care and of loyalty to NeighborCare’ public shareholders.

     39. The Individual Defendants have breached their fiduciary duties by reason of the acts complained of herein.

     40. Plaintiff and other members of the class have been and will be damaged in that they have not and will not receive their fair proportion of the value of NeighborCare’ assets and businesses and have been and will be prevented from obtaining a fair and adequate price for their shares of NeighborCare common stock.

     41. The Director Defendants have not yet appointed or retained any truly independent person or entity to negotiate for or on behalf of NeighborCare’s public shareholders to promote their best interests in conjunction with the Omnicare offer since Goldman Sachs is conflicted by its large shareholdings and may have its own agenda which does not match that of the public shareholders.

     42. The Individual Defendants have breached their duty of loyalty to NeighborCare’s public shareholders by using their control of NeighborCare to prevent plaintiff and the class from maximizing the value in their shares.

     43. Plaintiff and other members of the class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

     A. Determining that this action is a proper class action under CPLR Article 9 and that plaintiff is a proper class representative;

     B. Declaring that defendants have breached their fiduciary duties to plaintiff and the Class and aided and abetted such breaches;

     C. Mandating that the Director Defendants cease the breach of their fiduciary duties, awarding plaintiff and the class compensatory and damages as allowed by law; awarding interest, attorney’s fees, expert fees and other costs, in an amount to be determined; and

     D. Granting such other relief as the Court may find just and proper.

Dated: June 7, 2004

PASKOWITZ & ASSOCIATES
By:	/s/ Laurence D. Paskowitz
Laurence D. Paskowitz (LDP 7324)
60 East 42nd Street–46th Floor New York, New York 10165 (212) 685-0969 (tel.) (212) 685-2306 (fax)

and ROY JACOBS & ASSOCIATES 60 East 42nd Street 46th Floor New York, New York 10165 212-867-1156 212-504-8343 (Fax)